O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  ACRAWFORD@OLSHANLAW.COM
DIRECT DIAL:  212.451.2232

December 2, 2015

VIA EDGAR AND ELECTRONIC MAIL

David L. Orlic, Esq.
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	VAALCO Energy, Inc. (“EGY” or the “Company”)
Amended Preliminary Proxy Statement on Schedule 14A
Filed November 20, 2015 by Group 42, Inc. et al.
Definitive Additional Soliciting Materials
Filed November 12, 2015 by Group 42, Inc. et al.
File No. 001-32167

Dear Mr. Orlic:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated November 24, 2015 (the “Staff Letter”) with regard to the above-referenced Amended Preliminary Consent Statement, filed by Group 42, Inc. (“Group 42”) on November 20, 2015 (the “Consent Statement”), in connection with the consent solicitation to be launched by Group 42 (the “Consent Solicitation”).  We have reviewed the Staff Letter with our client, Group 42, and provide the following responses on Group 42’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.

Amended Preliminary Proxy Statement on Schedule 14A

Letter

1.
We note the statement that the poison pill adoption “disregarded a prior vote in 2009 in which shareholders voted down a poison pill.” Please modify this statement to address the fact that this vote was taken 6 years ago, under differing circumstances.

Group 42 acknowledges the Staff’s comment and has revised the Consent Statement to modify the above-referenced statement.  Please see page 1 of the introductory letter to the Consent Statement.

2.
We note the statement that “members of the Board own very little VAALCO stock.” We continue to believe that disclosure should address how three out of four Group 42-BLR Group nominees individually own no company stock.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

December 2, 2015

Group 42 acknowledges the Staff’s comment and has revised the Consent Statement to address that three of Group 42-BLR Group’s nominees do not own Company stock.  Please see page 1 of the introductory letter to the Consent Statement.

How Many Consents Must Be Received in Order to Adopt the Proposals?, page 8

3.
Please clarify, if true, that a majority of outstanding voting securities must sign consents to remove each director. In other words, please clarify that removal will be done on a director-by-director basis.

Group 42 acknowledges the Staff’s comment and has revised the Consent Statement to clarify the vote required for the removal of each director.  Please see page 8 of the Consent Statement.

The Company Maintains Excessive CAPEX Spending, page 12

4.
We note the statement that management has failed to announce any specific plans to address capital expenditures. Please clarify your disclosure to address the fact that winding down of capital expenditures is constrained by prior commitments made by the company, if true. Please also address the three potential scenarios for the company’s 2016 capital expenditure budget described in the third quarter earnings conference call.

Group 42 acknowledges the Staff’s comment.  On a supplemental basis and in order to clarify, Group 42 notes that despite what a company might be required to spend based on any preexisting contracts, EGY has neither given a concrete estimate of how much it is going to reduce CAPEX spending nor committed to any such reduction in any of its various forms of guidance, including the Company’s most recent 10-Q for the third quarter ended September 30, 2015.  Further, although the Company did mention three “possible scenarios” for its 2016 CAPEX expenditure budget (all of which did have concrete numbers) on its earnings call for the third quarter, as disclosed in the earnings transcript, the Company did not indicate any commitment to any of these three scenarios. In fact, EGY seemed unwilling to commit to a single monetary number or percentage figure despite the fact that a mass majority of its proxy peers are doing so as well as a myriad of other companies, including, but not limited to, Noble, Marathon, Hess, ConocoPhillips, Chevron, ExxonMobil, Sasol, Tullow, Shell, Total, Maersk, Eni, Occidental, PetroChina, and CNOOC.  The Company also gave increased guidance for 2015 from the previous $70 – $80 million to $83 - $86 million.  The Company’s disclosure in its Supplemental Information packet for the third quarter likewise contains limited disclosure on its plans to address capital expenditures and merely mirrors the information disclosed during the third quarter earnings call.

It should also be noted that even if EGY argues that it was required to honor prior contracts and/or commitments, it could have mitigated Angola costs by farming down pre-well and at a time when the market was performing better.  Moreover, to the extent EGY’s Angola drilling rig contract constrains the Company from reducing its capital expenditures, the term of the contract appears to be longer than necessary to complete the drilling program which leads Group 42 to believe that the Company could have possibly considered a sublet earlier. Further, while the Company may argue and will likely continue to argue that capital increases are a result of success, some cost increases have been due to drilling performance, or better yet, missteps (i.e., “And then unfortunately early in the campaign we did leave bottom hole assemblies behind in two wells, and that cost us some money…” – EGY 3Q 2015 Earnings Call Transcript).

Lastly, Group 42 believes that by this time the Company should have already presented its 2016 work program to partners and the government and importantly, should have a firm view for the upcoming year, including specific plans to address capital expenditures.  Nevertheless, Group 42 has revised the Consent Statement to provide further clarification regarding EGY’s CAPEX spending consistent with the Staff’s comment above. Please see page 12 of the Consent Statement.

December 2, 2015

5.	We note the statement that the company’s capital expenditures “skyrocketed in Q3 2015 to $31 million.” Please clarify, if true, that this amount represents capital expenditures paid, not incurred.

Group 42 acknowledges the Staff’s comment and has revised the Consent Statement to clarify that this amount represents capital expenditures paid, not incurred.  Please see page 12 of the Consent Statement.

VAALCO has a History of Failed Exploration Projects, page 13

6.
We note disclosure that the company “has a history of excessive exploration risk without proper hedging.” Please disclose what hedging would be proper under these circumstances, and disclose how you determined that this would be proper.

Group 42 acknowledges the Staff’s comment and has revised the Consent Statement to explain what hedging would be proper under the circumstances and how this was determined.  Please see page 13 of the Consent Statement. On a supplemental basis and to provide further clarification, Group 42 notes that first and foremost, the Company has not hedged any of its production since at least 2012 up to and including its most recent quarterly filing.  Group 42  refers, for example, to the following statements from the Company’s 10-K for the fiscal year ended December 31, 2014:

•	“The Company had no derivatives in place as of the date of this report, or throughout 2014, 2013 or 2012.”
•	“We had no commodity price derivatives in place as of the date of this report, or throughout 2015 and 2014.”

Second, a majority of the Company’s proxy peers1 has both hedged in 2015 and in 2016: (1) Oando Energy (2015 = 19.2%, 2016 = 19.2%); (2) Gulfport Energy: (2015 = 38.1%, 2016 = 71.3%); (3) TransAtlantic Petroleum (2015 = 53.8%, 2016 = 53.8%); and (4) PetroQuest Energy (2015 = 58.7%, 2016 = 12.2%).2 EGY, on the other hand, did not hedge any of its production during this time.

Third, it should be noted that included in the above-referenced time frame of 2012 through 2015 with respect to EGY’s lack of hedging, is the Kindele Prospect (1Q 2015) Dry Hole, which amounted to $27.2 million in total expense, representing a significant cash drain of approximately 40% of EGY’s Cash & Cash Equivalents totaling $69 million ($27.2 /$69 = 39.4%) at the end of the 4Q 2014 (beginning of 2015), at a time when both Brent spot prices had halved (-50.9% on March 31, 2015 since their peak on June 2, 2014) and the Company failed to use any form of oil and gas hedging instruments.

1 Refers to a majority of four (4) out of seven (7) of the Company’s proxy peers comprised of Gulfport Energy, Gran Tierra Energy, Contango Oil & Gas, Oando Energy, PetroQuest Energy, TransAtlantic Petroleum, and TransGlobe Energy.  The following proxy peers were excluded from Group 42’s analysis for the following reasons: (1) Apco (private ownership); (2) BPZ (Chapter 11 filing in March 2015); (3) Erin Energy ((formerly Camac) float represents only 4.7% of its shares outstanding); and (4) Hyperdynamics (lack of revenue and production).
2 Source: Company filings, investor presentations; as of 9/30/15; 2015 and 2016 Production Hedge: production assumes flat line growth of 3Q 2015 production.

December 2, 2015

Lastly, given EGY’s significant development drilling CAPEX, OPEX, and scale of exploration costs, it would have been prudent to hedge a significant portion of production to protect the business and maintain viability given its balance sheet.  Group 42 strongly believes that hedging should have been put in place as part of the Company’s 2015 CAPEX budget approvals.

Based on the analysis and factors outlined above, Group 42 believes that, while subjective, an appropriate level of hedging for the Company would be a minimum of 20%. Importantly, given EGY’s massive exploration risk (i.e. size of investment relative to balance sheet, market capitalization, and cash), Group 42 believes hedging would have been both logical and prudent.

7.
We note the statement that the company disclosed a cost estimate of $27.2 million for the exploration project in Angola. Please provide support for this assertion. We understand that the company’s cost estimate is $24.5 million.

Group 42 acknowledges the Staff’s comment.  On a supplemental basis and in order to clarify, the Company’s cost estimate of $27.2 million is comprised of (1) dry hole costs of $24.5 million and (2) unproved leasehold impairment of $2.7 million, as disclosed in the Company’s 10-Q for the first quarter ended March 31, 2015.  In fact, the Company specifically stated the following in its 10-Q for the first quarter: “…and due to higher dry hole costs and expensing of leasehold costs totaling $27.2 million related to an unsuccessful exploration well offshore Angola.”

The VAALCO Board Ignored Shareholder Input, page 15

8.	Please provide support for the assertion that G&A expenses have nearly doubled since 2013.

Group 42 acknowledges the Staff’s comment.  On a supplemental basis and in order to clarify, the Company’s FYE 2013 Cash G&A, defined as G&A Expense excluding stock compensation, was $8.2 million compared to its FYE 2015 cash G&A Guidance of $11.5 - $ 12.0 million, which represents an increase of approximately 40.2% and 46.3%, respectively.

Consent card

9.	Please provide a means for security holders to vote against the removal of future directors.

Group 42 acknowledges the Staff’s comment.  In order to clarify, Proposal 2 in the Consent Card states: “Remove without cause four members of the Board, Frederick W. Brazleton, James B. Jennings, John J. Myers, Jr. and Steven J. Pully, including any person (other than those elected by this consent solicitation) elected or appointed to the Board to fill any vacancy on the Board or any newly-created directorships after November 6, 2015 and prior to the effectiveness of the Proposals.” (emphasis added).  In addition, there is a section below Proposal 2 which provides shareholders with the ability to write in the names of any directors (whether they are current or future directors) that they do not want removed pursuant to Proposal 2.  While Group 42 believes this language addresses the Commission’s comment above, we included this language in the section directly below Proposal 2 as well to provide further clarification.  Please refer to the Consent Card.

December 2, 2015

Definitive Additional Soliciting Materials

Press Release

10.	In future filings, please qualify as your opinion such statements as “VAALCO’s cash G&A expenses remain unacceptably high” and “the Company’s culture of overspending and poor corporate governance.”

Group 42 acknowledges the Staff’s comment and will ensure that in future filings, Group 42 qualifies such statements as being Group 42’s opinion.

*     *     *     *     *

In addition, the Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Aneliya S. Crawford

Aneliya S. Crawford